Mail Stop 3561

November 22, 2005

By Facsimile and U.S. Mail

Mr. Richard L. Keyser
Chairman and CEO
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Ill 60045-5201

>   **Re: W.W. Grainger, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2004**
>   **Filed February 28, 2005**
>   **File No. 001-05684**

Dear Mr. Keyser:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part IV, page 21
Item 15: Exhibits and Financial Statement Schedules, page 21

1.   We do not see the Shareholder Rights Plan document included as an exhibit or incorporated by reference. Please refer us to the filed document that includes this Plan document. If a copy has not been included in a prior filing, please tell us

why and provide a copy of the document with your response. See Item 601(a) of Regulation S-K.

Notes to Consolidated Financial Statements, page 34
Note 20-Preferred Share Purchase Rights, page 51

2.   Please tell us how you account for the shareholders' rights to purchase fractional shares of junior participating preferred stock or, alternatively, tell us why you do not account for the purchase rights and include any applicable guidance that supports your accounting treatment. In your response please tell us your consideration of SFAS No. 150, SFAS No. 133 and EITF No. 00-19 in your determination and further tell us:

- Whether the purchase rights are freestanding financial instruments or a feature embedded in the common shares or other instruments;

- If the purchase rights represent an obligation, either conditional or unconditional, requiring you to transfer shares;

- Whether the purchase rights provide for settlement in the form of cash, shares, a combination of cash and shares or other instruments. If more than one form of consideration is available tell us if the issuer or holders possess the right to select the form of consideration;

- What 'certain' circumstances permit the exercise of the purchase rights other than the announcement of a tender offer for 15% or more of your common shares;

- The possible adjustments that could occur to the purchase price of $250 per share;

- Whether the issuer or holders possess the right to redeem the purchase rights at $0.001 per right and how this feature relates to the other exercise feature that permits holders to purchase shares at $250 per share; and

- What you intend to express in disclosing that purchase rights generally entitle the holder to effect a purchase of stock, other securities or assets having a market price equal to twice the exercise price.

Note 21 – Segment Information, page 51

3.   We note that you aggregate several different businesses in the Branch-based Distribution segment. Tell us in more detail how you determined that aggregation was appropriate in accordance with paragraph 17 of SFAS No. 131. Please focus your response on the similarity of the economic characteristics of the aggregated businesses. In that regard, please provide us quantitative support for your

assertions such as historical sales, margin and operating profit figures. We will presume that both the products sold as customers are similar.

Note 24 – Unclassified – Net, page 55

4.   We note that you have included gains and losses on the sale of fixed assets as part of non-operating items. In future filings, we note that gains and losses on the sale of long-lived assets should be included as part of income from continuing operations. See paragraph 45 of SFAS No. 144.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Richard L. Keyser
W.W. Grainger, Inc.
November 22, 2005
Page 4

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief